UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2010
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):	........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):	........................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes  ☐                                No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82-.	...................................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 29, 2010	STENA AB (PUBL.)

By: /s/ Staffan Hultgren
Name:	Staffan Hultgren
Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries
Forward-looking statements

       This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

       The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for
the three month periods ended September 30, 2009 and September 30, 2010	3

Condensed Consolidated Income Statements for the nine month periods
ended September 30, 2009 and September 30, 2010	4

Consolidated Statements of Comprehensive Income for the
nine month periods ended September 30, 2009 and September 30, 2010	5

Condensed Consolidated Balance Sheets as of
December 31, 2009 and September 30, 2010	6

Consolidated Statements of Changes in Shareholders Equity for the nine
month periods ended September 30, 2009 and September 30, 2010	7

Condensed Consolidated Statements of Cash Flow for
the nine month periods ended September 30, 2009 and September 30, 2010	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 22

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	23 - 27

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	September 30, 2009	September 30, 2010
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	3,307	3,061	454
Drilling	1,851	2,070	307
Shipping	703	619	92
Property	555	600	89
New Businesses, Adactum	1,034	1,016	152
Other	0	1	0
Total revenues	7,450	7,367	1,094

Net valuation on investment properties	(49)	144	21
Net gain on sales of assets	8	11	2
Total other income	(41)	155	23

Direct operating expenses:
Ferry operations	(1,974)	(2,009)	(298)
Drilling	(556)	(728)	(108)
Shipping	(835)	(634)	(94)
Property	(147)	(191)	(29)
New Businesses, Adactum	(748)	(726)	(108)
Other	(1)	-	-
Total direct operating expenses	(4,261)	(4,288)	(637)

Selling and administrative expenses	(802)	(858)	(128)
Depreciation and amortization	(791)	(939)	(139)

Total operating expenses	(5,874)	(6,085)	(904)

Income from operations	1,555	1,437	213
Financial income and expense:
Share of affiliated companies results	-	(13)	(2)
Dividends received	29	3	0
Gain (loss) on securities, net	116	158	23
Interest income	149	125	19
Interest expense	(457)	(440)	(65)
Foreign exchange gains (losses), net	(71)	(30)	(4)
Other financial income (expense), net	(64)	(63)	(9)

Total financial income and expense	(298)	(260)	(38)

Income before taxes	1,258	1,177	175
Income taxes	(59)	(26)	(4)

Net income	1,199	1,151	171
Earnings attributable to:
Equity holders of the Parent Company	1,214	1,142	170
Minority interests	(15)	9	1
Net Income	1,199	1,151	171

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Nine month period ended
	September 30, 2009	September 30, 2010
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,657	7,174	1,065
Drilling	6,147	5,846	868
Shipping	2,389	1,979	294
Property	1,668	1,792	266
New Businesses, Adactum	3,582	3,411	506
Other	2	6	1
Total revenues	21,445	20,208	3,000

Net valuation on investment properties	(346)	318	47
Net gain on sales of assets	178	15	2
Total other income	(168)	333	49

Direct operating expenses:
Ferry operations	(5,396)	(5,262)	(781)
Drilling	(2,092)	(2,033)	(302)
Shipping	(2,441)	(1,811)	(269)
Property	(555)	(653)	(97)
New Businesses, Adactum	(2,616)	(2,446)	(363)
Other	(21)	(1)	0
Total direct operating expenses	(13,121)	(12,206)	(1,812)

Selling and administrative expenses	(2,427)	(2,454)	(364)
Depreciation and amortization	(2,462)	(2,729)	(405)

Total operating expenses	(18,009)	(17,389)	(2,581)

Income from operations	3,267	3,152	468
Financial income and expense:
Share of affiliated companies results	18	(5)	(1)
Dividends received	81	32	5
Gain (loss) on securities, net	92	5	1
Interest income	567	357	53
Interest expense	(1,433)	(1,359)	(202)
Foreign exchange gains (losses), net	(237)	47	7
Other financial income (expense), net	(89)	(233)	(34)

Total financial income and expense	(1,001)	(1,156)	(173)

Income before taxes	2,266	1,996	295
Income taxes	5	(129)	(19)

Net income	2,271	1,867	276
Earnings attributable to:
Equity holders of the Parent Company	2,309	1,869	276
Minority interests	(38)	(2)	0
Net Income	2,271	1,867	276

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

Nine month period ended September 30,
	2009	2010	2010
	SEK	SEK	$
	(in millions)

Result for the period	2,271	1,867	276

Other comprehensive income:
Fair value gains on available-for-sale financial assets, net of tax	848	(85)	(13)
Cash flow hedges, net of tax	1,510	31	5
Currency translation differences	(2,625)	(1,738)	(257)
Equity hedge, net of tax	147	159	24
Equity method	-	(50)	(7)
Total comprehensive income for the period	2,151	184	28

Total comprehensive income attributable to:
- owners of the company	2,209	192	36
- minority interest	(58)	(8)	(8)
Total comprehensive income for the period	2,151	184	28

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2009	September 30, 2010
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	2,789	2,601	386
Tangible fixed assets:
Vessels	27,257	29,122	4,324
Construction in progress	5,649	5,304	788
Equipment	2,182	2,505	372
Buildings and land	901	843	125
Ports	915	1,065	158
Total tangible fixed assets	36,904	38,839	5,767
Property	24,040	24,307	3,609
Financial fixed assets:
Investment in affiliated companies	1,115	1,068	159
Investment in SPEs	8,174	6,335	941
Marketable securities	2,211	2,997	445
Other assets	4,655	4,354	646
Total financial fixed assets	16,155	14,754	2,191
Total noncurrent assets	79,888	80,501	11,953
Current assets:
Inventories	615	624	93
Trade debtors	3,284	3,334	495
Other receivables	1,721	1,713	254
Prepaid expenses and accrued income	1,820	1,811	269
Short-term investments	3,694	3,950	586
Cash and cash equivalents	1,183	1,901	282
Total current assets	12,317	13,333	1,979

Total assets	92,205	93,834	13,932

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	780	(847)	(125)
Retained earnings	25,723	27,709	4,115
Net Income	2,364	1,867	276
Minority interests	311	400	59
Total shareholders’ equity	29.183	29,134	4,326
Noncurrent liabilities:
Deferred income taxes	3,646	3,838	570
Pension liabilities	1,122	898	133
Other provisions	1,920	1,650	245
Long-term debt	31,485	36,737	5,455
Debt in SPEs	8,249	5,373	798
Senior notes	6,147	6,362	945
Capitalized lease obligations	1,908	1,766	262
Other noncurrent liabilities	1,163	1,079	159
Total noncurrent liabilities	55,640	57,703	8,567
Current liabilities:
Short-term debt	1,541	1,805	268
Capitalized lease obligations	135	235	35
Other interest bearing debt	682	-	-
Trade accounts payable	1,311	1,099	163
Income tax payable	150	122	18
Other current liabilities	1,329	1,577	234
Accrued costs and prepaid income	2,234	2,159	321
Total current liabilities	7,382	6,997	1,039

Total shareholders’ equity and liabilities	92,205	93,834	13,932

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		(2,605)		(2,605)	(20)	(2,625)
Change in Hedging reserve, net of tax
- bunker hedge		1,443		1,443		1,443
- interest swap hedge		67		67		67
Change in fair value reserve, net of tax		848		848		848
Change in net investment hedge, net of tax		147		147		147
Net income recognized directly in equity		(100)		(100)	(20)	(120)
Net income			2,309	2,309	(38)	(2,271)
Total recognized income and expense		(100)	2,309	2,209	(58)	2,151
Dividend			(190)	(190)		(190)
Transfer to charity trust			(20)	(20)		(20)
Closing balance as of September 30, 2009	5	1,086	27,995	29,086	309	29,395

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Acquired minority					97	97
Exchange differences arising on the translation of foreign operations, net of tax		(1,732)		(1,732)	(6)	(1,738)
Change in hedging reserve, net of tax
- bunker hedge		(32)		(32)		(32)
- interest swap hedge		63		63		63
Change in fair value reserve, net of tax		(85)		(85)		(85)
Change in net investment hedge, net of tax		159		159		159
Equity method			(50)	(50)		(50)
Net income recognized directly in equity		(1,627)	(50)	(1,677)	(6)	(1,683)
Net income			1,869	1,869	(2)	1,867
Total recognized income and expense		(1,627)	1,819	192	(8)	184
Dividend			(316)	(316)		(316)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of September 30, 2010	5	(847)	29,576	28,734	400	29,134

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine month period ended
	September 30, 2009	September 30, 2010
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,271	1,867	276
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,462	2,729	405
Net valuation of investment properties	346	(318)	(47)
Gain on sale of assets	(178)	(15)	(2)
Gain on securities, net	(92)	(5)	(1)
Unrealized foreign exchange (gains) losses	545	(90)	(13)
Deferred income taxes	(126)	3	0
Provision for pensions	(167)	(159)	(24)
Net cash flows from trading securities	(157)	(131)	(19)
Share of affiliated companies results	(18)	5	1
Other non cash items	(312)	(163)	(24)
Receivables	2,658	(228)	(34)
Prepaid expenses and accrued income	(92)	21	3
Inventories	(13)	(37)	(5)
Trade accounts payable	140	(177)	(26)
Accrued costs and prepaid income	(849)	(9)	(1)
Income tax payable	13	(23)	(3)
Other current liabilities	(1,057)	212	31
Net cash provided by operating activities	5,374	3,482	517

Net cash flows from investing activities:
Purchase of intangible assets	(32)	(21)	(3)
Cash proceeds from sale of property, vessels and equipment	465	179	27
Capital expenditure on property, vessels and equipment	(7,246)	(7,758)	(1,152)
Purchase of subsidiaries, net of cash acquired	-	(127)	(19)
Investment in affiliated companies	(2)	-	-
Proceeds from sale of securities	3,633	4,053	602
Purchase of securities	(2,153)	(3,428)	(509)
Other investing activities	177	32	5
Net cash used in investing activities	(5,158)	(7,070)	(1,049)

Net cash flows from financing activities:
Proceeds from issuance of debt	4,462	5,174	768
Principal payments on debt	(1,054)	(5,232)	(777)
Net change in borrowings on line-of-credit agreements	(4,327)	4,641	689
Proceeds from new capitalized lease obligations	-	662	98
Principal payments on capital lease obligations	(86)	(47)	(7)
Net change in restricted cash accounts	946	(360)	(53)
Dividend paid	(190)	(316)	(47)
Other financing activities	34	(131)	(20)
Net cash used in/provided by financing activities	(215)	4,391	651

Effect of exchange rate changes on cash and cash equivalents	(113)	(85)	(13)

Net change in cash and cash equivalents	(112)	718	106

Cash and cash equivalents at beginning of period	1,431	1,183	176

Cash and cash equivalents at end of period	1,319	1,901	282

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with, International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on September 30, 2010, of $1 = SEK 6.7351.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the Company’s annual financial statements for the year ended December 31, 2009, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

		Three month period		Nine month period
		ended September 30,		ended September 30,
		2009	2010	2009	2010
		(SEK in millions)		(SEK in millions)
	Income from operations:
	Ferry operations	830	544	693	383
	Drilling	747	632	2,473	1,867
Shipping:	Roll-on/Roll-off vessels	25	5	86	45
	Crude oil tankers	(300)	(135)	(663)	(286)
	Other shipping	(9)	(17)	2	(9)
	Net gain on sale of vessels	(2)	-	149	-
	Total shipping	(286)	(147)	(426)	(250)
	Property	357	364	970	1,000
	Net gain on sale of properties	10	6	29	10
	Net valuations on investment
	properties	(49)	144	(346)	318
	Total property	318	514	653	1,328
	New Businesses, Adactum	29	33	123	125
	Other	(83)	(139)	(249)	(301)

	Total	1,555	1,437	3,267	3,152

		Three month period		Nine month period
		ended September 30,		ended September 30,
		2009	2010	2009	2010
		(SEK in millions)		(SEK in millions)
	Depreciation and amortization:
	Ferry operations	267	295	818	850
	Drilling	412	532	1,211	1,535
Shipping:	Roll-on/Roll-off vessels	34	27	105	98
	Crude oil tankers	18	23	148	65
	Other shipping	3	2	9	7
	Total shipping	55	52	262	170
	Property	0	0	1	0
	New Businesses, Adactum	56	52	166	161
	Other	1	8	4	13

	Total	791	939	2,462	2,729

		Nine month period ended September 30,
		2009	2010
		(SEK in millions)
	Capital expenditures:
	Ferry operations	1,461	3,434
	Drilling	4,837	2,915
Shipping:	Roll-on/Roll-off vessels	12	473
	Crude oil tankers	19	196
	Other shipping	6	5
	Total shipping	37	674
	Property	797	480
	New Businesses, Adactum	111	249
	Other	3	6

	Total	7,246	7,758

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first nine months of 2010

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland–Northern Ireland route. The construction work is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

In February 2010, we entered into an agreement to sell the RoPax vessel Götaland, with delivery in September 2010 at a gain of SEK 5 million.

In March 2010, we issued a ten-year bond in the amount of EUR 200 million with a coupon of 7.875% and maturity in 2020.

In April 2010, we redeemed all of our outstanding 7.5% Senior Notes due 2013 (representing U.S. dollar 153 million in aggregate principal amount) at a price of $102.5% of par value.

In April 2010, Stena Renewable acquired five new wind power systems near Härnösand, Sweden, for a cash price of SEK 56 million.

On May 7, 2010, the first of our two superferries, Stena Hollandica, was delivered from the German shipyard Wadan Yards in Wismar. The vessel commenced operation on the Hoek van Holland/Harwich route from mid May. The second vessel, Stena Britannica, was delivered on September 29, 2010. After delivery of these superferries, the former Stena Hollandica and Stena Britannica (to be renamed Stena Germanica and Stena Scandinavica, respectively) have been moved from the North Sea to the Gothenburg–Kiel route and the current Stena Germanica and Stena Scandinavica (to be renamed Stena Vision and Stena Spirit) will be moved to the Karlskrona– Gdynia route. All four vessels will undergo extensive renovations. The Gothenburg-Travemünde route was closed on September 1, 2010 as a result of the increased freight capacity of the new vessels on the Gothenburg – Kiel route. The two vessels formerly on the Gothenburg-Travemünde route, Stena Carrier and Stena Freighter, are being moved to the route Rotterdam-Harwich.

In May 2010, a Suezmax tanker was ordered from Samsung, South Korea, for delivery in 2013.

In May 2010, Stena RoRo has, on behalf of Stena Line, reached an agreement with Marine Atlantic to charter Stena Trader and Stena Traveller, previously operating on Hoek van Holland and Killingholme, for five years with the right to extend the agreement for two five-year periods. Marine Atlantic is a Canadian Federal Crown Corporation and is responsible for the ferry crossing between Nova Scotia and Newfoundland. The vessels will be customized according to Marine Atlantic’s requirements. Marine Atlantic also has the right to purchase the vessels.

In June 2010, we sold the joint venture Crowley Shipping for a gain of SEK 19 million.

In July 2010, Stena RoRo purchased the previously leased vessel Borja, and the vessel was renamed Baltic Amber.

In July 2010, Stena Line acquired 51% of a company that owns the port of Karlskrona in Sweden, for a cash price of SEK 127 million.

Stena AB and Consolidated Subsidiaries

In September 2010, Stena entered into a seven year Revolving Credit facility agreement for SEK 6,660 million with a guarantee provided by the Swedish Export Association.

In the first nine months of 2010, we sold properties for a gain of SEK 10 million.

SUBSEQUENT EVENTS

Stena Transfer and Stena Partner, two vessels that operated on the route  Rotterdam-Harwich, have been sold.

New charter contracts have been entered into for the drilling units Stena Don and Stena Spey whereby the units are contracted until Q4 2013 and Q4 2011, respectively.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound (GBP) and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Although the Company seeks to hedge the net effect of such fluctuations, our reported gross revenues and expenses are influenced by changes in the currency rates. In the nine months ended September 30, 2010, approximately 33% of the Company's total revenues were generated in U.S. dollars, approximately 26% were generated in SEK, approximately 18% were generated in Euros and approximately 11% were generated in GBP. Also, approximately 26% of the Company's total expenses were incurred in U.S. dollars, approximately 32% were incurred in SEK, approximately 15% were incurred in GBP and approximately 12% were incurred in Euros. The exchange rates as used for consolidation purposes are as follows:

Average rates:	July- September	July- September		January- September	January- September
	2009	2010	Change	2009	2010	Change

US $	7.79	7.31	(6%)	7.86	7.35	(6%)
British pound	11.92	11.27	(5%)	12.09	11.26	(7%)
Euro	10.64	9.51	(11%)	10.71	9.65	(10%)

Closing rates:				As of	As of	Change
				December 31,	September 30,
				2009	2010

US $				7.1553	6.7675	(5%)
British pound				11.5704	10.6439	(8%)
Euro				10.2506	9.2025	(10%)

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2010, COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2009

Revenues

Total revenues decreased SEK 83 million, or 1%, in the three months ended September 30, 2010 to SEK 7,367 million from SEK 7,450 million in the three months ended September 30, 2009, as a result of reduced revenues in all segments except for the drilling and property operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations decreased SEK 246 million, or 7%, in the three months ended September 30, 2010 to SEK 3,061 million from SEK 3,307 million in the three months ended September 30, 2009, mainly due to reduced revenues from ticket sales, on-board sales and freight haulage as a consequence of lower volumes for cars, passengers and freight units. Revenues also decreased as an effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 219 million, or 12%, in the three months ended September 30, 2010 to SEK 2,070 million from SEK 1,851 million in the three months ended September 30, 2009, mainly due to operations of the third DrillMAX vessel, Stena Forth, delivered in August 2009, together with the effect of an off-hire period in the third quarter of 2009 for Stena Tay, which undertook a five-year special periodic survey, offset by an off-hire period for the Stena Carron in July 2010 and by the weakening of the U.S. dollar against the SEK.

 Shipping. Shipping revenues primarily consist of charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 84 million, or 12%, in the three months ended September 30, 2010 to SEK 619 million from SEK 703 million in the three months ended September 30, 2009.

Revenues from crude oil tankers decreased SEK 52 million, or 10%, in the three months ended September 30, 2010 to SEK 490 million from SEK 542 million in the three months ended September 30, 2009, mainly due to lower charter rates in the spot market and a lower number of tonnage operated, together with the weakening of the U.S. dollar against the SEK. In the three months ended September 30, 2010, the Company operated an average of 30 tankers (chartered in or owned), compared to an average of 33 tankers in the three months ended September 30, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 25 million, or 22%, in the three months ended September 30, 2010 to SEK 90 million from SEK 115 million in the three months ended September 30, 2009, mainly due to,  an off-hire period for the RoRo vessel Mont Ventoux during the third quarter of 2010, and reduced charter hires for the RoPax vessel Baltic Amber and the RoRo vessel Mont Ventoux together with the weakening of the Euro against the SEK.

Revenues from Other Shipping decreased SEK 7 million, or 15%, in the three months ended September 30, 2010 to SEK 39 million from SEK 46 million in the three months ended September 30, 2009.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 45 million, or 8%, in the three months ended September 30, 2010 to SEK 600 million from SEK 555 million in the three months ended September 30, 2009, mainly due to increased rents and higher occupancy rates, partly offset by the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 18 million, or 2%, in the three months ended September 30, 2010 to SEK 1,016 million from SEK 1,034 million in the three months ended September 30, 2009, mainly due to the strengthening of the SEK affecting both Envac AB (“Envac”) and Ballingslöv International AB (publ) (“Ballingslöv”), together with reduced revenues generated by Envac due to delayed startup of new projects. Of the total revenues in the three months ended September 30, 2010, SEK 499 million related to Ballingslöv, SEK 187 million related to Blomsterlandet AB (“Blomsterlandet”), SEK 308 million related to Envac and SEK 22 million related to Stena Renewable AB (“Stena Renewable”), as compared to SEK 514 million related to Ballingslöv,  SEK 187 million related to Blomsterlandet, SEK 314 million related to Envac and SEK 20 million related to Stena Renewable in the three months ended September 30, 2009.

Stena AB and Consolidated Subsidiaries

Net valuation on investment properties

Net valuation on investment properties. As a result of revaluation to fair value according to IAS 40 (“Investment properties”), the Company had net gains of SEK 144 million for the three months ended September 30, 2010, compared to net losses of SEK (49) million for the three months ended September 30, 2009, mainly due to an increase in investment property market values in the Swedish market.

Net gain on sale of assets

Net Gain on Sale of Vessels. In the three months ended September 30, 2010, gains of SEK 5 million were recorded on the sale of the RoPax vessel Götaland. In the three months ended September 30, 2009, no vessel sales were made.

Net Gain on Sale of Properties. In the three months ended September 30, 2010, gains of SEK 6 million were recorded on sale of properties. In the three months ended September 30, 2009, gains of SEK 10 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 27 million, or 1%, in the three months ended September 30, 2010 to SEK 4,288 million from SEK 4,261 million in the three months ended September 30, 2009, mainly as a result of increased operating expenses in all segments except for the crude oil and the new businesses operations segments, offset by the weakening of the Euro, the U.S. dollar and the GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs does not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 35 million, or 2%, in the three months ended September 30, 2010 to SEK 2,009 million from SEK 1,974 million in the three months ended September 30, 2009, mainly due to increased expenses for bunker fuel, offset by decreased costs for products due to lower sales and the effects from our cost-saving projects, together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the three months ended September 30, 2010 were 66% of revenues, as compared to 60% for the three months ended September 30, 2009.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs,  insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 172 million, or 31%, in the three months ended September 30, 2010 to SEK 728 million from SEK 556 million in the three months ended September 30, 2009. The increase is mainly due to higher operating expenses and personnel costs for the operation of the first DrillMAX vessel Stena Drillmax, operated for Repsol in Brazil, together with an off-hire period for Stena Tay, due to the five-year special periodic survey, in the third quarter of 2009, offset by the weakening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2010 were 35% of drilling revenues, as compared to 30% for the three months ended September 30, 2009.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 201 million, or 24%, in the three months ended September 30, 2010 to SEK 634 million from SEK 835 million in the three months ended September 30, 2009.

Direct operating expenses associated with crude oil tankers decreased SEK 213 million, or 27%, in the three months ended September 30, 2010 to SEK 568 million from SEK 781 million in the three months ended September 30, 2009, mainly due to lower business activity, a reduced fleet and the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended September 30, 2010, were 116% of revenues, as compared to 144% for the three months ended September 30, 2009. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 9 million, or 22%, in the three months ended September 30, 2010 to SEK 50 million from SEK 41 million in the three months ended September 30, 2009, mainly due to higher operating expenses for the RoPax vessel Baltic Amber, offset by the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three

Stena AB and Consolidated Subsidiaries

months ended September 30, 2010 were 56% of revenues, as compared to 36% for the three months ended September 30, 2009.

Direct operating expenses with respect to Other Shipping increased SEK 3 million in the three months ended September 30, 2010 to SEK 16 million from SEK 13 million in the three months ended September 30, 2009, mainly due to increased wage expense related to a larger number of employees in Northern Marine Management. Direct operating expenses for Other Shipping for the three months ended September 30, 2010 were 41% of revenues, as compared to 28% for the three months ended September 30, 2009.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 44 million, or 30%, in the three months ended September 30, 2010 to SEK 191 million from SEK 147 million in the three months ended September 30, 2009, mainly due to higher energy costs due to the cold winter in 2010, partly offset by delayed costs for maintenance and the weakening of the Euro against the SEK. Direct operating expenses for property operations for the three months ended September 30, 2010 were 32% of property revenues, as compared to 26% for the three months ended September 30, 2009.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 22 million, or 3%, in the three months ended September 30, 2010 to SEK 726 million from SEK 748 million in three months ended September 30, 2009, mainly due to lower operating costs in Envac and Ballingslöv due to effective cost control and to some extent due to reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the three months ended September 30, 2010, SEK 320 million related to Ballingslöv, SEK 178 million related to Blomsterlandet, SEK 221 million related to Envac and SEK 4 million related to Stena Renewable, as compared to SEK 330 million related to Ballingslöv, SEK 180 million related to Blomsterlandet, SEK 235 million related to Envac and SEK 3 million related to Stena Renewable in the three months ended September 30, 2009. Direct operating expenses for Adactum operations for the three months ended September 30, 2010 were 71% of revenues, as compared to 72% for the three months ended September 30, 2009.

Selling and administrative expenses

Selling and administrative expenses increased SEK 56 million, or 7%, in the three months ended September 30, 2010 to SEK 858 million from SEK 802 million in the three months ended September 30, 2009, as a result of increased pension costs, offset by reduced personnel costs in ferry operations as a result of cost-cutting programs, together with the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the three months ended September 30, 2010 were 12% of total revenues, as compared to 11% for the three months ended September 30, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 148 million, or 19%, in the three months ended September 30, 2010 to SEK 939 million from SEK 791 million in the three months ended September 30, 2009, mainly as a result of depreciation charges for the third DrillMAX vessel, Stena Forth, delivered in August 2009 and for the first of the two new super ferries Stena Hollandica delivered in May 2010. The weakening of the U.S. dollar against the SEK, which primarily impacted depreciation charges on drilling rigs denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, increased by SEK 38 million in the three months ended September 30, 2010 to SEK (260) million from SEK (298) million in the three months ended September 30, 2009.

Share of affiliated companies’ results in the three months ended September 30, 2010 and September 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of September 30, 2010, the Company’s interest in the capital of Midelfart Sonesson was 23.0%; in the capital of Gunnebo was 25.7%; and in the capital of MediaTec was 42.8%.  As of September 30, 2009, the Company’s interest in the capital of Midelfart Sonesson was 22.9%; in the capital of Gunnebo was 25.4%; and in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the three months ended September 30, 2010 was SEK 158 million, of which SEK (114) million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK 248 million related to net unrealized losses on marketable securities and SEK 24 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended September 30, 2009 was SEK 116 million, of which SEK (190) million

Stena AB and Consolidated Subsidiaries

related to net realized losses, SEK 312 million related to net unrealized gains and SEK (6) million related to the termination of the financial lease for Stena Carron.

Interest income in the three months ended September 30, 2010 decreased by SEK 24 million to SEK 125 million from SEK 149 million in the three months ended September 30, 2009, mainly due to decreased underlying assets in SPEs. Interest income in the three months ended September 30, 2010 related to investments in SPEs decreased SEK 32 million to SEK 78 million from SEK 110 million in the three months ended September 30, 2009.

Interest expense in the three months ended September 30, 2010 decreased SEK 17 million to SEK (440) million from SEK (457) million for the three months ended September 30, 2009, mainly due to the weakening of the U.S. dollar against the SEK, offset by increased debt and decreased interest expenses in SPEs. Interest expense for investments in SPEs in the three months ended September 30, 2010 decreased SEK 18 million to SEK (24) million from SEK (42) million in the three months ended September 30, 2009.

During the three months ended September 30, 2010, the Company had foreign exchange losses, net, of SEK (30) million. During the three months ended September 30, 2009, the Company had foreign exchange losses, net, of SEK (71) million.

Other financial income (expense), net, of SEK (63) million for the three months ended September 30, 2010 includes SEK (31) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (25) million related to bunker hedges. Other financial income (expense), net, of SEK (64) million for the three months ended September 30, 2009 includes SEK (22) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 8 million related to bunker hedges.

Income taxes

Income taxes for the three months ended September 30, 2010 were SEK (26) million, consisting of current taxes of SEK 47 million and deferred taxes of SEK (73) million. Income taxes for the three months ended September 30, 2009, were SEK (59) million, consisting of current taxes of SEK (9) million and deferred taxes of SEK (50) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2010, COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2009

Revenues

Total revenues decreased SEK 1,237 million, or 6%, in the nine months ended September 30, 2010 to SEK 20,208 million from SEK 21,445 million in the nine months ended September 30, 2009, as a result of reduced revenues in all segments except for the property operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations decreased SEK 483 million, or 6%, in the nine months ended September 30, 2010 to SEK 7,174 million from SEK 7,657 million in the nine months ended September 30, 2009, mainly due to reduced revenues from ticket sales, onboard sales and freight haulage as a consequence of lower volumes for cars, passengers and freight units, as well as the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 301 million, or 5%, in the nine months ended September 30, 2010 to SEK 5,846 million from SEK 6,147 million in the nine months ended September 30, 2009, mainly due to the weakening of the U.S. dollar against the SEK, a planned off-hire period for Stena Don and Stena Clyde, which both undertook a five-year special periodic survey in the first and second quarter of 2010, respectively, and the delivery of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009, offset by operations of the DrillMAX vessel, Stena Forth, delivered in August 2009.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered-in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 410 million, or 17%, in the nine months ended September 30, 2010 to SEK 1,979 million from SEK 2,389 million in the nine months ended September 30, 2009.

Revenues from crude oil tankers decreased SEK 344 million, or 18%, in the nine months ended September 30, 2010 to SEK 1,527 million from SEK 1,871 million in the nine months ended September 30, 2009, mainly due to lower charter rates in the spot market and lower tonnage operated, as well as the weakening of the U.S. dollar against the SEK. In the nine months ended September 30, 2010, the Company operated an average of 29 tankers (chartered-in or owned), compared to an average of 35 tankers in the nine months ended September 30, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 56 million, or 16%, in the nine months ended September 30, 2010 to SEK 303 million from SEK 359 million in the nine months ended September 30, 2009, mainly due to an off-hire period for the RoPax vessel Baltic Amber and for the RoRo vessel Mont Ventoux during the first and third quarter of 2010, respectively, together with reduced charter hires and the weakening of the Euro against the SEK, offset by a gain from the sale of the joint venture Crowley Shipping.

Revenues from Other Shipping decreased SEK 10 million, or 6%, in the nine months ended September 30, 2010 to SEK 149 million from SEK 159 million in the nine months ended September 30, 2009, mainly due to the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 124 million, or 7%, in the nine months ended September 30, 2010 to SEK 1,792 million from SEK 1,668 million in the nine months ended September 30, 2009, mainly due to increased rents and higher occupancy, partly offset by the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 171 million, or 5%, in the nine months ended September 30, 2010 to SEK 3,411 million from SEK 3,582 million in the nine months ended September 30, 2009, mainly due to the strengthening of the SEK affecting Envac and Ballingslöv, together with reduced revenues generated from Envac due to delayed startup of new projects. Of the total revenues in the nine months ended September 30, 2010, SEK 1,674 million related to Ballingslöv, SEK 824 million related to Blomsterlandet, SEK 857 million related to Envac and SEK 56 million related to Stena Renewable, as compared to SEK 1,719 million related to Ballingslöv,  SEK 812 million related to Blomsterlandet, SEK 996 million related to Envac and SEK 55 million related to Stena Renewable in the nine months ended September 30, 2009.

Stena AB and Consolidated Subsidiaries

Net valuation on investment properties

Net valuation on investment properties. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 318 million for the nine months ended September 30, 2010, as compared to net losses of SEK (346) million for the nine months ended September 30, 2009, mainly due to an increase in investment property market values in the Swedish market.

Net gain on sale of assets

Net Gain on Sale of Vessels. In the nine months ended September 30, 2010, gains of SEK 5 million were recorded on the sale of the RoPax vessel Götaland. In the nine months ended September 30, 2009, gains of SEK 149 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter.

Net Gain on Sale of Properties. In the nine months ended September 30, 2010, gains of SEK 10 million were recorded on sale of properties. In the nine months ended September 30, 2009, gains of SEK 29 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 915 million, or 7%, in the nine months ended September 30, 2010 to SEK 12,206 million from SEK 13,121 million in the nine months ended September 30, 2009, mainly as a result of reduced operating expenses in all segments except for the property operations, together with the weakening of the Euro, the U.S. dollar and the GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 134 million, or 2%, in the nine months ended September 30, 2010 to SEK 5,262 million from SEK 5,396 million in the nine months ended September 30, 2009, mainly due to decreased costs for products due to lower sales and the effects from our cost-saving projects, together with the weakening of the Euro and the GBP against the SEK, offset by increased expenses for bunker fuel. Direct operating expenses for ferry operations for the nine months ended September 30, 2010 were 73% of revenues, as compared to 70% for the nine months ended September 30, 2009.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 59 million, or 3%, in the nine months ended September 30, 2010 to SEK 2,033 million from SEK 2,092 million in the nine months ended September 30, 2009. The decrease is mainly due to the weakening of the U.S. dollar against the SEK, planned off-hire periods for Stena Don and Stena Clyde, which both undertook a five-year special periodic survey in the first and second quarters of 2010, respectively, and the delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009, offset by costs related to the operation of the DrillMAX vessel Stena Forth delivered in August 2009 and higher operating expenses and personnel costs for the operation of the first DrillMAX vessel Stena Drillmax, operated for Repsol in Brazil . Direct operating expenses from drilling operations for the nine months ended September 30, 2010 were 35% of drilling revenues, as compared to 34% for the nine months ended September 30, 2009.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 630 million, or 26%, in the nine months ended September 30, 2010 to SEK 1,811 million from SEK 2,441 million in the nine months ended September 30, 2009.

Direct operating expenses associated with crude oil tankers decreased SEK 630 million, or 28%, in the nine months ended September 30, 2010 to SEK 1,638 million from SEK 2,268 million in the nine months ended September 30, 2009, mainly due to lower business activity and a reduced fleet together with the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the nine months ended September 30, 2010, were 107% of revenues, as compared to 121% for the nine months ended September 30, 2009. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 1 million, or 1%, in the nine months ended September 30, 2010 to SEK 134 million from SEK 135 million in the nine months ended September 30, 2009, mainly due to the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2010 were 44% of revenues, as compared to 38% for the nine months ended September 30, 2009.

Direct operating expenses with respect to Other Shipping increased SEK 1 million, or 3%, in the nine months ended September 30, 2010 to SEK 39 million from SEK 38 million in the nine months ended September 30, 2009. Direct operating expenses for Other Shipping for the nine months ended September 30, 2010 were 26% of revenues, as compared to 24% for the nine months ended September 30, 2009.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 98 million, or 18%, in the nine months ended September 30, 2010 to SEK 653 million from SEK 555 million in the nine months ended September 30, 2009, mainly due to higher energy costs due to the cold winter in 2010, partly offset by delayed costs for maintenance and the weakening of the Euro against the SEK. Direct operating expenses for property operations for the nine months ended September 30, 2010 were 36% of property revenues, as compared to 33% for the nine months ended September 30, 2009.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 170 million, or 6%, in the nine months ended September 30, 2010 to SEK 2,446 million from SEK 2,616 million in nine months ended September 30, 2009, mainly due to lower operating costs in Envac and Ballingslöv due to cost control measures and reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the nine months ended September 30, 2010, SEK 1,064 million related to Ballingslöv, SEK 733 million related to Blomsterlandet, SEK 630 million related to Envac and SEK 10 million related to Stena Renewable, as compared to SEK 1,137 million related to Ballingslöv, SEK 733 million related to Blomsterlandet, SEK 739 million related to Envac and SEK 7 million related to Stena Renewable in the nine months ended September 30, 2009. Direct operating expenses for Adactum operations for the nine months ended September 30, 2010 were 72% of revenues, as compared to 73% for the nine months ended September 30, 2009.

Selling and administrative expenses

Selling and administrative expenses increased SEK 27 million, or 1%, in the nine months ended September 30, 2010 to SEK 2,454 million from SEK 2,427 million in the nine months ended September 30, 2009, mainly due to increased pension costs, offset by reduced personnel costs in ferry operations as a result of cost-saving programs, together with the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the nine months ended September 30, 2010 were 12% of total revenues, as compared to 11% for the nine months ended September 30, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 267 million, or 11%, in the nine months ended September 30, 2010 to SEK 2,729 million from SEK 2,462 million in the nine months ended September 30, 2009, mainly as a result of depreciation charges for the third DrillMAX vessel Stena Forth delivered in August 2009 and for the first of the two new super ferries Stena Hollandica delivered in May 2010, offset by increased depreciation during the second quarter of 2009 due to impairment charges of SEK 75 million related to three medium range tankers. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs (denominated in U.S. dollars) contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, decreased by SEK 155 million in the nine months ended September 30, 2010 to SEK (1,156) million from SEK (1,001) million in the nine months ended September 30, 2009.

Share of affiliated companies’ results in the nine months ended September 30, 2010 and September 30, 2009 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of September 30, 2010, the Company’s interest in the capital of Midelfart Sonesson was 23.0%; in the capital of Gunnebo was 25.7%; and in the capital of MediaTec was 42.8%.  As of September 30, 2009, the Company’s interest in the capital of Midelfart Sonesson was 22.9%; in the capital of Gunnebo was 25.4%; and in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the nine months ended September 30, 2010 was SEK 5 million, of which SEK (74) million related to net realized losses on marketable securities and equity securities and net losses in investments in SPEs, SEK 5 million related to net unrealized gains on marketable securities and SEK 74 million

Stena AB and Consolidated Subsidiaries

related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the nine months ended September 30, 2009, was SEK 92 million, of which SEK (562) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 546 million related to net unrealized gains on marketable securities and SEK 108 million related to the termination of the financial lease of Stena Carron.

Interest income in the nine months ended September 30, 2010 decreased by SEK 210 million to SEK 357 million from SEK 567 million in the nine months ended September 30, 2009, mainly due to decreased underlying assets in SPEs. Interest income in the nine months ended September 30, 2010 related to investments in SPEs decreased SEK 129 million to SEK 261 million from SEK 390 million in the nine months ended September 30, 2009.

Interest expense in the nine months ended September 30, 2010 decreased SEK 74 million to SEK (1,359) million from SEK (1,433) million for the nine months ended September 30, 2009, mainly due to decreased interest expenses in SPEs, partially offset by increased debt and weakening of the U.S. dollar against the SEK. Interest expense for investments in SPEs in the nine months ended September 30, 2010 decreased SEK 92 million to SEK (88) million from SEK (180) million in the nine months ended September 30, 2009.

During the nine months ended September 30, 2010, the Company had foreign exchange gains, net, of SEK 47 million. During the nine months ended September 30, 2009, the Company had foreign exchange losses, net, of SEK (237) million.

Other financial income (expense) of SEK (233) million for the nine months ended September 30, 2010 includes SEK (149) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations, and investments in SPEs and SEK (27) million related to the repurchase of the senior notes due 2013 and a loss of SEK (25) million related to bunker hedges. Other financial income (expense) of SEK (89) million for the nine months ended September 30, 2009, includes SEK (49) million related to amortization of the deferred financing charges for senior notes, our $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 124 million related to bunker hedges.

Income taxes

Income taxes for the nine months ended September 30, 2010 were SEK (129) million, consisting of current taxes of SEK (126)  million and deferred taxes of SEK (3) million. Income taxes for the nine months ended September 30, 2009, were SEK 5 million, consisting of current taxes of SEK (121) million and deferred taxes of SEK 126 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements. As of September 30, 2010, the Company had total cash and marketable securities of SEK 8,848 million, as compared with SEK 7,088 million as of December 31, 2009.

For the nine months ended September 30, 2010, cash flows provided by operating activities amounted to SEK 3,482 million, as compared to SEK 5,374 million in the first nine months ended September 30, 2009. For the nine months ended September 30, 2010, cash flows used in investing activities amounted to SEK (7,070) million, including SEK (7,758) million related to capital expenditures. For the nine months ended September 30, 2009, cash flows used in investing activities amounted to SEK (5,158) million, including SEK (7,246) million related to capital expenditures. Cash flows provided from financing activities for the nine months ended September 30, 2010 amounted to SEK 4,391 million. For the nine months ended September 30, 2009, cash flows used in financing activities amounted to SEK (215) million.

Total construction in progress as of September 30, 2010 was SEK 5,304 million, as compared to SEK 5,649 million as of December 31, 2009. The remaining capital expenditure commitment for new buildings on order as of September 30, 2010 was SEK 5,599 million, of which SEK 1,271 million is due during 2010, SEK 1,472 million is due during 2011, SEK 2,597 million is due during 2012 and SEK 259 million is due during 2013. Financing for approximately 87% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of September 30, 2010 was SEK 46,905 million, excluding debt in SPEs, as compared with SEK 41,898 million as of December 31, 2009. Interest bearing debt in SPEs as of September 30, 2010 was SEK 5,373 million, as compared with SEK 8,249 million as of December 31, 2009.

 As of September 30, 2010, U.S. dollar 592 million was utilized under the Company’s U.S dollar 1 billion revolving credit facility, of which U.S. dollar 53 million was used for issuing bank guarantees. As of December 31, 2009, a total of U.S. dollar 168 million was outstanding under this facility, of which U.S. dollar 24 million was used for issuing bank guarantees. As of September 30, 2010, U.S. dollar 190 million was utilized under the U.S. dollar 200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”), a subsidiary in the unrestricted group. As of December 31, 2009 there were no amounts outstanding under this facility. The Stena Royal facility was changed from U.S. dollar 350 million to U.S. dollar 200 million during the second quarter of 2010. In September 2010, Stena entered into a seven-year revolving credit facility agreement for SEK 6,660 million, with a guarantee provided by the Swiss Export Association. As of September 30, 2010, the facility had not been utilized. The SEK 450 million revolving credit facility of Adactum had SEK 200 million outstanding as of September 30, 2010 and December 31, 2009, respectively.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including new buildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the selected unaudited consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside the Company’s traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our four outstanding series of senior notes were issued, these subsidiaries, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd, are designated unrestricted subsidiaries and, as a result, are not bound by the certain restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020.  In April 2010, we redeemed all of our outstanding 7.5% Senior Notes due 2013 (representing U.S. dollar 153 million in aggregate principal amount) at a price of $102.5% of par value.

Senior Notes due 2016. As of September 30, 2010, we had $129 million principal amount of 7% Senior Notes due 2016 outstanding.

Senior Notes due 2017 and Senior Notes due 2019. As of September 30, 2010, we had €300 million principal amount of 6.125% Senior Notes due 2017 outstanding and €102 million principal amount of 5.875% Senior Notes due 2019 outstanding.

Senior Notes due 2020. As of September 30, 2010, we had €200 million principal amount of 7.875% Senior Notes due 2020 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7351, the noon buying rate on September 30, 2010.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Nine month period ended
	September 30, 2009	September 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,657	7,174	1,065
Drilling	6,147	5,846	868
Shipping	2,389	1,979	294
Property	7	7	1
Other	1	5	0
Total revenues	16,201	15,011	2,228

Net gain on sales of assets	149	4	1
Total other income	149	4	1

Direct operating expenses:
Ferry operations	(5,396)	(5,262)	(781)
Drilling	(2,092)	(2,033)	(302)
Shipping	(2,441)	(1,811)	(269)
Property	(3)	(4)	(1)
Other	(21)	(2)	0
Total direct operating expenses	(9,953)	(9,112)	(1,353)

Selling and administrative expenses	(1,590)	(1,610)	(239)
Depreciation and amortization	(2,298)	(2,568)	(381)

Total operating expenses	(13,841)	(13,290)	(1,973)

Income from operations	2,509	1,725	256
Financial income and expense:
Dividends received	50	13	2
Gain (loss) on securities, net	329	(66)	(10)
Interest income	201	116	17
Interest expense	(781)	(828)	(123)
Foreign exchange gains (losses), net	(277)	35	4
Other financial income (expense), net	(11)	(118)	(17)
	(489)	(848)	(127)
Total financial income and expense

Income before taxes	2,020	877	129
Income taxes	(7)	114	17

Net income	2,013	991	146

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2009	September 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	300	271	40
Tangible fixed assets:
Vessels	27,257	29,122	4,324
Construction in progress	5,452	5,123	761
Equipment	1,436	1,617	240
Ports	915	1,064	158
Property	559	507	75
Total tangible fixed assets	35,619	37,433	5,558
Financial fixed assets:
Marketable securities	548	597	89
Intercompany accounts, noncurrent	4,872	5,641	838
Other assets	6,763	6,694	994
Total noncurrent assets	48,102	50,636	7,519
Current assets:
Inventories	235	236	35
Trade debtors	2,414	2,632	391
Other receivables	1,521	1,477	219
Intercompany accounts, current	752	-	-
Prepaid expenses and accrued income	1,458	1,390	206
Short-term investments	2,487	3,355	498
Cash and cash equivalents	568	1,127	167
Total current assets	9,435	10,217	1,516

Total assets	57,537	60,853	9,035

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,326	22,565	3,350
Minority interest	-	97	14
Total shareholders’ equity	23,331	22,667	3,365

Noncurrent liabilities:
Deferred income taxes	857	876	130
Other provisions	2,934	2,441	363
Long-term debt	16,232	20,306	3,015
Senior notes	6,147	6,362	945
Capitalized lease obligations	1,904	1,763	262
Other noncurrent liabilities	1,097	995	147
Total noncurrent liabilities	29,171	32,743	4,862
Current liabilities:
Short-term debt	1,176	1,559	232
Capitalized lease obligations	131	232	34
Other interest bearing debt	682	-	-
Trade accounts payable	577	458	68
Income tax payable	120	76	11
Other liabilities	794	1,126	167
Intercompany accounts, current	-	488	73
Accrued costs and prepaid income	1,555	1,504	223
Total current liabilities	5,035	5,443	808

Total shareholders’ equity and liabilities	57,537	60,853	9,035

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Nine month period ended
	September 30, 2009	September 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,013	991	146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,298	2,568	381
Gain on sale of assets	(149)	(4)	(1)
Gain (loss) on securities, net	(329)	66	10
Unrealized foreign exchange (gains) losses	422	(2)	0
Deferred income taxes	(62)	(182)	(27)
Other non cash items	(219)	(167)	(24)
Provision for pensions	(167)	(155)	(23)
Net cash flows from trading securities	(204)	(101)	(15)
Changes in working capital	410	(102)	(15)
Net cash provided by operating activities	4,013	2,912	432

Net cash flows from investing activities:
Purchase of intangible assets	(19)	(15)	(2)
Cash proceeds from sale of property, vessels and equipment	249	29	4
Capital expenditure on property, vessels and equipment	(6,338)	(7,033)	(1,044)
Purchase of subsidiaries, net of cash acquired	-	(127)	(19)
Proceeds from sale of securities	485	53	8
Purchase of securities	-	(258)	(38)
Other investing activities	150	(76)	(11)
Net cash used in investing activities	(5,473)	(7,427)	(1,102)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,958	5,004	743
Principal payments on debt	(546)	(2,515)	(373)
Net change in borrowings on line-of-credit agreements	(2,729)	3,289	488
Proceeds from new capitalized lease obligations………………………..	-	662	98
Principal payments on capital lease obligations	(86)	(46)	(7)
Net change in restricted cash accounts	1,000	(1,048)	(155)
Intercompany accounts	(322)	15	2
Dividends paid	(190)	(316)	(47)
Other financing activities	226	70	10
Net cash provided by financing activities	1,311	5,115	759

Effect of exchange rate changes on cash and cash equivalents	(72)	(41)	(6)

Net change in cash and cash equivalents	(221)	559	83

Cash and cash equivalents at beginning of period	917	568	84

Cash and cash equivalents at end of period	696	1,127	167

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Nine month period ended
	September 30, 2009	September 30, 2010
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	5,008	4,409	654

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Nine month period ended
	September 30, 2009	September 30, 2010
	SEK	SEK	$
	(in millions)
Income from operations	2,509	1,725	256
Adjustments:
Interest income	201	116	17
Depreciation and amortization	2,298	2,568	381
Adjusted EBITDA	5,008	4,409	654
Adjustments:
Gain on sale of vessels	(149)	(4)	0
Net cash flows from trading securities	(204)	(101)	(15)
Interest expense	(781)	(828)	(123)
Unrealized foreign exchange (gains) losses	422	(2)	0
Provisions for pensions	(167)	(155)	(23)
Other non cash items	(219)	(167)	(24)
Changes in working capital	410	(102)	(15)
Other items	(307)	(138)	(22)
Net cash provided by operating activities	4,013	2,912	432